VK 4-14-04

04016262

AM 4/6/2004

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED APR 0 5 2004 WASH, D.C. 155 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III

SEC FILE NUMBER
8- 52256

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MARATHON CAPITAL MARKETS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 WEST 42nd STREET, SUITE 850,
(No. and Street)

NEW YORK, (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

AVERELL SATLOFF (212) 575-3646
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GINSBERGWEISS, LLP
(Name – *if individual, state last, first, middle name*)

1 BLUE HILL PLAZA, PO BOX 1693, PEARL RIVER, NY 10965-8693
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 15 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, AVERELL SATLOFF, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARATHON CAPITAL MARKETS, INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

GADI G. HILL
NOTARY PUBLIC, State of New York
No. 02HI5003247
Qualified in Westchester County
Commission Expires Oct. 19, 20 06

This report ** contains (check all applicable boxes):

- XX ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- XX ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- XX ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCHEDULE 1

MARATHON CAPITAL MARKETS, INC.
SUPPLEMENTARY SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15c3-1
AS OF DECEMBER 31, 2003

Net capital	
Total stockholders' equity qualified for net capital	$ 11,095
Deductions for non-allowable assets	
Total non-allowable assets	-0-
Net capital before haircuts	11,095
Haircuts	
Stocks and warrants	-0-
Money markets	-0-
Net capital	11,095
Less: minimum net capital requirements	
Aggregate indebtedness method	61
Statutory minimum	5,000
	5,000
Capital in excess of all requirements	$ 6,095
Aggregate indebtedness	
Accrued expenses	$ 200
Income taxes payable	705
Total aggregate indebtedness	$ 905

Capital ratio - (Maximum Allowance 1500%)

Aggregate indebtedness	905	= 8.16%
Net capital	11,095	

==

The Company is exempt from the provisions of 15c3-3 under Securities Exchange Act of 1934 as set forth in the conditions for exemption in paragraph (k)(2)(ii).

There are no material differences in the Computation of Net Capital.

See accountants' audit report and accompanying notes.